

September 19, 2019

Bissie K. Bonner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Re: BlackRock Health Sciences Trust II, File Nos. 333-233373; 811-23466

Dear Ms. Bonner:

We have reviewed the registration statement for BlackRock Health Sciences Trust II (the "Trust"), filed on Form N-2 with the Securities and Exchange Commission on August 20, 2019, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

2. We note the disclosure on page 11 of the prospectus states, "The Trust has, pursuant to an SEC exemptive order granted to *certain* (emphasis added) of BlackRock's closed-end funds, adopted a plan to support a level distribution of income, capital gains and/or return of capital (the 'Level Distribution Plan')." Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement.

COVER PAGE

3. The Investment Strategy paragraph states, "Under normal market conditions, the Trust will invest at least 80% of its total assets in equity securities of companies engaged in the health sciences and *related industries* (emphasis added) and equity derivatives with exposure to the health sciences industry." The disclosure further states, "*Other health sciences industries* (emphasis added) in which the Trust may invest include: clinical testing laboratories; diagnostics; hospital, laboratory or physician ancillary products and support services; rehabilitation services; employer health

insurance management services; and vendors of goods and services specifically to companies engaged in the health sciences. . . . *Non-human health sciences industries* (emphasis added) include companies engaged in the development, production or distribution of products or services that: increase crop, animal and animal product yields by enhancing growth or increasing disease resistance; improve agricultural product characteristics, such as taste, appearance, nutritional content and shelf life; reduce the cost of producing agricultural products; or improve pet health." Please clarify the disclosure to precisely describe the related industries contemplated by the Trust for compliance with Rule 35d-1 under the Investment Company Act of 1940 (the "40 Act"). Also, add the term "principally" or similar before the term "engaged." Finally, disclosure that derivatives are counted based on market, not notional, value.

4. In the Investment Strategy paragraph the disclosure states, "The Advisor determines, *in its discretion* (emphasis added), whether a company is engaged in the health sciences and related industries. . . . The Trust will consider a company to be principally engaged in a health sciences or related industry if 50% or more of its revenues are derived from, or 50% or more of its assets are related to, its health sciences business." Can the Advisor choose securities that do not meet the asset/revenue test disclosed? Please harmonize the disclosure. Further, will those securities count towards satisfying the Trust's 80% test to invest in health sciences and related industries? If yes, please explain to us how that complies with Rule 35d-1 under the 1940 Act. We may have further comments.

5. In regard to the portfolio securities that represent "equity interests in real estate investment trusts that own hospitals," disclose whether those interests will be limited or general partner interests. If the Trust anticipates investing as a general partner, add the risks associated with general partnerships in the risk disclosure section of the prospectus.

6. In the discussion regarding the Trust's option writing strategy, consider highlighting the following disclosure using bold or italicized font: ". . . the Trust will lose money to the extent that it writes covered call options and the securities on which it writes these options appreciate above the exercise price of the option."

7. In the aforementioned section, the disclosure: "Following the completion of an Eligible Tender Offer, the Board may, by a Board Action Vote, *eliminate the Dissolution Date without shareholder approval and provide for the Trust's perpetual existence* (emphasis added)" should be equally prominent with the disclosure regarding the Trust's limited term. The potential tender offer prevents investors from reasonably predicting whether the Trust will dissolve or convert, without a shareholder vote, to a perpetual fund. Please make this change throughout the document.

PROSPECTUS SUMMARY

Limited Term and Eligible Tender Offer

8. On page 3, consider highlighting with bold or italicized font the disclosure that states, "The Trust is not required to conduct additional tender offers following an Eligible Tender Offer and conversion to a perpetual structure. Therefore, remaining common shareholders may not have another opportunity to participate in a tender offer or exchange their common shares for the then-existing NAV per share. There is no guarantee that the Board will eliminate the Dissolution Date

following the completion of an Eligible Tender Offer so that the Trust will have a perpetual existence."

Investment Policies: Other Strategies

9. If the Trust engages in the short sale of securities, please ensure that dividend and interest expenses associated with such short sales are included in Other Expenses in the Summary of Trust Expenses table.

Distributions

10. Page 11 states, "A return of capital distribution may involve a return of the shareholder's original investment. . . . Shareholders should not draw any conclusions about the Trust's investment performance from the amount of these distributions or from the terms of the Level Distribution Plan."   Please consider adding, "Persons who receive a payment consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of any distribution from the Trust is net profit."

11. Consider highlighting with bold or italicized font the following disclosure: "Though not currently taxable, such a distribution may lower a shareholder's basis in the Trust, thus potentially subjecting the shareholder to future tax consequences in connection with the sale of Trust shares, even if sold at a loss to the shareholder's original investment. All or a significant portion of the Trust's distributions to shareholders during the Trust's first year of operations may consist of return of capital."

Special Risk Considerations: Risks Associated with the Trust's Options Strategy

12. We note that the Trust's options writing strategy, as disclosed on the cover page, is a principal investment strategy. Therefore, please disclose the "Risks Associated with the Trust's Options Strategy" earlier in the Special Risk Considerations section of the prospectus.

Special Risk Considerations: Risks of Writing Options

13. Please explain to us how options will be valued for purposes of calculating the Advisor's management fee. We may have additional comments after reviewing your response.

Summary of Trust Expenses

14. Please note that acquired fund fees and expenses greater than 1 basis point must be shown as a separate line item.

15. In regard to footnote number 4, confirm to the staff that the Fee Waiver Agreement's term will be at least one year from the effectiveness date of the registration statement. Also, the Fee Waiver Agreement is considered a material agreement that should be filed as an exhibit that accompanies the Trust's pre-effective amendment.

16. If the Advisor is permitted to recapture waived fees, disclose the terms and conditions of the reimbursement.

Investment Management Agreement

17. The disclosure on page 118 states, "A discussion regarding the basis for the approval of the Investment Management Agreement by the Board will be available in the Trust's first report to shareholders." Per Item 9.1.b of Form N-2, provide the period covered by the report.

GENERAL COMMENTS

18. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

19. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

20. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

21. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah L. O'Neal

Deborah L. O'Neal
Senior Counsel

cc: Keith A. OConnell, Branch Chief
        Michael J. Spratt, Assistant Director